SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Telesp Celular Participações S.A.
and Subsidiaries

Financial Statements for the Years Ended
December 31, 2002 and 2001 and
Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

Telesp Celular Participações S.A.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
TELESP CELULAR PARTICIPAÇÕES S.A.
BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	2002	2001	2002	2001
CURRENT ASSETS				
Cash and cash equivalents	477	738	17,803	81,506
Trade accounts receivable, net	-	-	540,093	442,438
Receivables from subsidiaries and affiliates	150,519	122,495	16,256	-
Inventories	-	-	147,670	84,903
Deferred and recoverable taxes	127,704	58,410	398,768	301,144
Prepaid expenses	-	-	26,379	18,751
Other assets	13,136	8,208	22,157	18,403
	291,836	189,851	1,169,126	947,145
NONCURRENT ASSETS				
Trade accounts receivable, net	-	-	11,867	30,613
Receivables from subsidiaries	442,005	371,540	-	-
Deferred and recoverable taxes	419	-	914,833	924,002
Derivatives	531,232	-	1,738,242	610,850
Prepaid expenses	-	-	5,730	5,707
Other assets	-	-	4,427	30
	973,656	371,540	2,675,099	1,571,202
PERMANENT ASSETS				
Investments	5,133,222	3,761,150	722,762	582,894
Property, plant and equipment, net	906	1,045	4,778,114	3,695,791
Deferred charges, net	-	-	309,284	75,136
	5,134,128	3,762,195	5,810,160	4,353,821
TOTAL ASSETS	6,399,620	4,323,586	9,654,385	6,872,168

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001	2002	2001
CURRENT LIABILITIES				
Payroll and related accruals	490	130	37,436	26,683
Trade accounts payable	16,332	846	470,785	506,900
Taxes payable	3,338	68	141,720	103,205
Loans and financing	698,563	5,412	2,068,070	454,751
Interest on capital and dividends payable	5,877	10,769	9,570	19,995
Reserve for contingencies	-		36,590	29,358
Derivatives	20,623	59,345	83,183	91,589
Payables to subsidiaries and affiliates	27,904	-	103,557	36,822
Other liabilities	-	-	71,909	50,466
	773,127	76,570	3,022,820	1,319,769
LONG-TERM LIABILITIES				
Loans and financing	1,539,886	921,356	2,392,731	2,125,373
Reserve for contingencies	-	-	100,275	80,150
Taxes payable	-	-	118,720	-
Reserve for losses in affiliates	-	582,860	-	582,860
Payables to subsidiaries and affiliates	76,497	-	-	-
Accrued pension plan liability	-	-	1,750	1,306
Other liabilities	-	-	7,979	19,910
	1,616,383	1,504,216	2,621,455	2,809,599
SHAREHOLDERS' EQUITY				
Capital	4,373,661	1,873,347	4,373,661	1,873,347
Capital reserves	1,067,796	1,164,754	1,067,796	1,164,754
Accumulated deficit	(1,431,500)	(295,454)	(1,431,500)	(295,454)
	4,009,957	2,742,647	4,009,957	2,742,647
Funds for capitalization	153	153	153	153
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,399,620	4,323,586	9,654,385	6,872,168

The notes are an integral part of the financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	2002	2001	2002	2001
GROSS REVENUES				
Telecommunication services	-	-	3,634,347	3,135,081
Sales of products	-	-	717,850	706,165
	-	-	4,352,197	3,841,246
Deductions	-	-	(961,604)	(895,012)
NET OPERATING REVENUE	-	-	3,390,593	2,946,234
Cost of services provided	-	-	(1,099,477)	(1,075,783)
Cost of products sold	-	-	(548,907)	(580,637)
GROSS PROFIT	-	-	1,742,209	1,289,814
OPERATING (EXPENSES) INCOME				
Selling expenses	-	-	(617,871)	(605,009)
General and administrative expenses	(10,033)	(14,862)	(286,224)	(268,053)
Management compensation	(163)	(1,383)	(2,318)	(3,142)
Other operating expenses	(57)	-	(106,263)	(92,742)
Other operating income	15,617	1,765	36,150	25,100
Equity pick-up	(640,215)	(632,550)	(890,706)	(653,595)
	(634,851)	(647,030)	(1,867,232)	(1,597,441)
LOSS FROM OPERATIONS BEFORE FINANCIAL EXPENSES	(634,851)	(647,030)	(125,023)	(307,627)
Financial expenses	(358,301)	(202,135)	(877,578)	(607,362)
Financial income	23,237	14,272	69,156	65,885
LOSS FROM OPERATIONS	(969,915)	(834,893)	(933,445)	(849,104)
Nonoperating income (expenses), net	-	-	10,005	(408)
LOSS BEFORE TAXES AND EXTRAORDINARY CHARGE	(969,915)	(834,893)	(923,440)	(849,512)
Extraordinary charge	(170,846)	(278,769)	(170,846)	(278,769)
LOSS BEFORE TAXES	(1,140,761)	(1,113,662)	(1,094,286)	(1,128,281)
Income and social contribution taxes	-	45	(46,475)	14,664
NET LOSS	(1,140,761)	(1,113,617)	(1,140,761)	(1,113,617)
LOSS PER THOUSAND SHARES - R$	(0.9735)	(2.4295)		

The accompanying notes are an integral part of the financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

		Capital reserves		Income reserves			
	Capital	Special premium	Premium	Legal reserve	Unrealized profit reserve	Retained earnings (accumulated deficit)	Total
BALANCES DECEMBER 31, 2000	1,873,347	1,065,044	99,710	48,147	28,836	742,041	3,857,125
Accrued pension plan liability, net of taxes	-	-	-	-	-	(861)	(861)
Net loss	-	-	-	-	-	(1,113,617)	(1,113,617)
Reversal of reserves	-	-	-	(48,147)	(28,836)	76,983	-
BALANCES DECEMBER 31, 2001	1,873,347	1,065,044	99,710	-	-	(295,454)	2,742,647
Capital contribution	2,403,356	-	-	-	-	-	2,403,356
Capitalization of special premium reserve	96,958	(96,958)	-	-	-	-	-
Expired dividends - 1998	-	-	-	-	-	4,715	4,715
Net loss	-	-	-	-	-	(1,140,761)	(1,140,761)
BALANCES DECEMBER 31, 2002	4,373,661	968,086	99,710	-	-	(1,431,500)	4,009,957

The accompanying notes are an integral part of the financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2002	2001	2002	2001
SOURCE OF FUNDS				
From operations (see below)	-	-	792,923	300,226
From shareholders:				
Capital contribution	2,403,356	-	2,403,356	-
From third parties:				
Loans and financing	-	900,000	-	1,676,161
Other sources:				
Dividends received	159,992	97,349	-	-
Receivables collected from subsidiary - Telesp Celular S.A	448,037	199,820	-	-
Expired dividends - 1998	4,715	-	4,715	-
Transfer from permanent to current assets	-	-	15,217	-
Transfer from noncurrent to current assets	-	-	20,438	184,356
	612,744	297,169	40,370	184,356
Total sources	3,016,100	1,197,169	3,236,649	2,160,743
USE OF FUNDS				
In operations (see below)	247,567	180,868	-	-
Advances for capital increase	319,393	276,081	319,393	276,081
Investments in subsidiaries and affiliates	2,310,878	-	2,310,878	-
Additions to property, plant and equipment	93	1,119	327,285	835,284
Acquisition of interest in affiliates	-	70,735	-	70,735
Premium paid on acquisition of interest in affiliates	290,282	585,548	290,282	585,548
Increase in deferred charges	-	-	46,642	-
Effect on working capital arising from merger of Global Telecom S.A.	-	-	66,397	-
Transfer from long-term to current liabilities	419	-	825,368	581,627
Premiums paid on derivative transactions	-	-	-	110,955
Credits granted to GT	442,005	-	531,439	-
Other investments	35	34	35	34
Total uses	3,610,672	1,114,385	4,717,719	2,460,264
DECREASE (INCREASE) IN WORKING CAPITAL DEFICIENCY	(594,572)	82,784	(1,481,070)	(299,521)
REPRESENTED BY				
Current assets:				
Beginning of year	189,851	128,367	947,145	1,259,148
End of year	291,836	189,851	1,169,126	947,145
Increase (decrease)	101,985	61,484	221,981	(312,003)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Management of
Telesp Celular Participações S.A.

São Paulo - SP - Brazil

1.     We have audited the accompanying individual (Company) and consolidated balance sheets of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2002, and the related statements of income, changes in shareholders’ equity, and changes in financial position for the year then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.     Our audit was conducted in accordance with auditing standards in Brazil and comprised:
(a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3.     In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Telesp Celular Participações S.A. and subsidiaries as of December 31, 2002, and the results of their operations, the changes in shareholders’ equity, and the changes in their financial positions for the year then ended in conformity with Brazilian accounting practices.

4.     The financial statements for the year ended December 31, 2001, presented for comparative purposes, were audited by other independent auditors whose report thereon, dated March 1, 2002, was unqualified.

5.     The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 29, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTSFOR
THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands of Brazilian reais — R$, unless otherwise indicated)

1.     OPERATIONS

Telesp Celular Participações S.A. (“TCP” or the “Company”) owns 100% of Telesp Celular S.A. (“TC”) and Global Telecom S.A. (“GT”) which provide, through authorizations or concessions, mobile telephone services in the States of São Paulo, Paraná and Santa Catarina, including related services.

Telecommunications services provided by the subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472, of July 16, 1997, and the respective decrees and regulations.

Migration from SMC to SMP

On December 10, 2002, ANATEL and the subsidiaries TC and GT signed a document authorizing Personal Mobile Service (SMP), effective from the date of publication in the “Diário Oficial” newspaper on December 12, 2002.

Under the above-mentioned document, Mobile Cellular Service (SMC), provided under concession, was replaced by Personal Mobile Service (SMP), provided under authorization, both granted by the Federal Government.

Authorizations granted to the subsidiaries TC and GT are valid for the remaining periods of the concessions previously granted and currently replaced, to August 5, 2008 and April 8, 2013, respectively, and may be renewed once for fifteen years, on a chargeable basis.

The principal changes arising from the migration from SMC to SMP are:

  Consolidation of the joint venture between Telefónica Móviles and PT Móveis in Brazil.

  The SMP user will have the right to choose the long distance service provider through the provider selection code (CSP) for calls within the access areas.

  More demanding quality goals.

  Free negotiation of interconnection tariffs beginning June 2004.

Joint venture

On December 27, 2002, the assets held by the shareholders PT Móveis — Serviços de Telecomunicações, SGPS (“PT”), and Telefónica Móviles S.A. (“TEM”) in the Brazilian mobile telephony market, for the direct and indirect equity interests in Telesp Celular Participações S.A., Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A., and CRT Celular Participações S.A., were transferred to Brasilcel N.V., to form a joint venture based in the Netherlands, 50% owned by PT and 50% owned by TEM.

As a result, as of December 31, 2002, Telesp Celular Participações S.A. is a publicly held company owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital) which is wholly owned by Brasilcel N.V.

Senior management of the companies involved understand that all companies will benefit from this process, particularly from the synergies achieved with increased operating volumes and standardization of operating processes, which may result in certain periodic adjustments.

Acquisition of Global Telecom

On February 6, 2001, under the terms of the Contract for Purchase and Sale of Shares entered into on January 13, 2001, TCP acquired 49% of the outstanding common stock with voting rights and 100% of the outstanding preferred stock representing 83% of the capital of the holding companies Daini do Brasil S.A., Globaltelcom Telecomunicações S.A. and Inepar — Participações em Investimentos de Telecomunicações (currently, GTPS S.S. — Participações em Investimentos de Telecomunicações), that together held the controlling interest in Global Telecom S.A. (“GT”), and agreed to purchase the remaining 51% of the common stock after approval by the regulatory authorities.

On July 27, 2001, the holding companies acquired the remaining outstanding stock of GT; as a result, TCP indirectly owned 83% of the total capital of GT.

On December 27, 2002, after obtaining approval from ANATEL, TCP purchased the remaining 51% of the outstanding common stock of each of the holding companies for R$290,282 and now indirectly owns 100% of the capital of GT.

As a result of these acquisitions, since February 6, 2001, TCP and the holding companies have recognized goodwill of R$875,830 and R$183,263, respectively, relating to the participation in the shareholders’ equity of the acquired companies. Additionally, the holding companies had recorded goodwill of R$113,196 in connection with previous acquisitions.

In 2001, through a corporate restructuring plan, the Company transferred the goodwill paid on acquisitions, in the amount of R$585,548, to the holding companies, which recorded the amount net of the related income tax benefits of R$193,231.

The holding companies, in the same manner, transferred the goodwill paid (R$183,263 and R$113,196) to GT, which recorded the asset net of related income tax benefit of R$95,271.

2.      PRESENTATION OF FINANCIAL STATEMENTS

The individual and consolidated financial statements have been prepared in accordance with accounting practices emanating from Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The consolidated financial statements include:

  As of December 31, 2002, balances and transactions of the subsidiary TC and indirect subsidiaries Telesp Celular International Ltd and Telesp Celular Overseas. Additionally, the balance sheets of GT and the holding companies that became subsidiaries on December 27, 2002 were included in consolidation. Results of operations of GT for 2002 are reflected in the statement of income under the equity method.

  As of December 31, 2001, balances and transactions of the subsidiary TC and indirect subsidiaries Telesp Celular International Ltd and Telesp Celular Overseas.

In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements for the year ended December 31, 2001 have been reclassified, where applicable, for comparability purposes.

3.     SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

a)     Cash and cash equivalents

Represent available balances in cash and banks and all highly liquid temporary cash investments, stated at cost plus interest accrued to the balance sheet date.

b)     Trade accounts receivable

Amounts billed are calculated at the tariff rate in effect on the date the services were rendered. Trade accounts receivable also include services provided to customers to the balance sheet date, but not yet invoiced, as well as accounts receivable from the sale of cellular handsets and accessories.

c)     Allowance for doubtful accounts

Allowance is made for those receivables for which recoverability is considered remote.

d)     Foreign currency transactions

Recorded at the exchange rate in effect on the date of the related transactions. Foreign currency-denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Gains and losses related to exchange variations on foreign currency-denominated assets and liabilities are recognized in income as they occur. Exchange variations and premiums related to derivative contracts are calculated and recorded monthly regardless of the settlement period.

e)     Inventories

Consist of cellular handsets and accessories stated at average cost. An allowance is recognized to adjust the cost of handsets and accessories to net realizable value for inventory considered obsolete or slow-moving.

f)     Prepaid expenses

Stated at amounts disbursed for expenses not yet incurred.

g)     Investments

Permanent investments in affiliates and subsidiaries are accounted for under the equity method. The financial statements of indirect subsidiaries based abroad are converted at the exchange rate as of the balance sheet date. The accounting practices of direct and indirect subsidiaries are consistent with those applied by the Company.

h)     Property, plant and equipment

Stated at acquisition or construction cost, less accumulated depreciation calculated under the straight-line method based on the estimated useful lives of these assets. Interest on loans for financing construction in progress is capitalized as part of the cost of the asset. Costs incurred for repairs and maintenance that represent improvements, increase capacity or extend the useful life of the assets are capitalized. All other routine costs are charged to income.

i)     Deferred charges

Preoperating expenses have been deferred and, together with the goodwill recognized on the acquisition of Ceterp Celular S.A. by TC on November 27, 2000, are being amortized over ten years.

Also includes commercial incentives for exclusive service agreements made with certain authorized dealers of the subsidiaries. These incentives are being amortized over the term of the agreements.

j)     Income and social contribution taxes

Calculated and recorded based on the tax rates in effect on the balance sheet date, on the accrual basis. Deferred taxes attributable to temporary differences, tax losses and social contribution tax loss carryforwards are recorded by the subsidiary TC as assets, based on the assumption of future realization.

k)     Loans and financing

Updated for monetary and/or exchange variations plus interest accrued to the balance sheet date.

l)     FISTEL fees

The FISTEL (Telecommunication Inspection Fund) fees related to activations of new customers, paid monthly during the year, are deferred and amortized over a period of 20 months, the estimated customer “loyalty” period.

m)     Reserve for contingencies

Based on the opinions of legal counsel and management as to the likely outcome of the outstanding matters, updated to the balance sheet date for the amounts of probable losses considering the nature of each case.

n)     Pension and post-retirement benefits

The Company and its subsidiary TC, together with other companies of the Telecommunications System, sponsor a private pension plan entity (SISTEL) to manage the pension funds and other pension benefits for their employees. Contributions are recognized on the accrual basis of accounting. Additional information on the pension plan is presented in Note 28.

o)     Revenue recognition

Revenues from cellular telephone services consist of subscription charges, usage charges, network usage charges and charges for maintenance and other customer services. Revenues for all services are recognized when the service is provided, except for prepaid services (and the respective estimated cost of providing the service), which are recognized when the revenue is collected. Unbilled revenues from the billing date to month-end are estimated and recognized as revenues during the month in which the service was provided.

p)     Net financial expenses

Represents interest earned (incurred) and monetary and exchange variations resulting from temporary cash investments, loans and financing. Exchange gains and losses on forward contracts and swaps are included.

q)     Derivatives

The Company and its subsidiaries have certain foreign exchange forward and swap contracts in order to manage exposure to fluctuations in exchange rates and interest rates for cash flows in foreign currency. These derivatives are recorded at the exchange rates in effect on the date of the balance sheet; the premiums paid or received in advance are deferred for amortization over the period of the respective contracts. Gains and losses, realized and unrealized, are estimated exclusively based on the contractual conditions and recorded as net financial expenses.

r)     Loss per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

4.     CASH AND CASH EQUIVALENTS

5.     TRADE ACCOUNTS RECEIVABLE, NET

Noncurrent receivables refer to receivables from sales of “Peg&Fale” (take and talk) sets. These receivables are realized through card renewals by “Peg&Fale” service customers and are shown net of the allowance for doubtful accounts, calculated based on past card renewals.

Changes in the allowance for doubtful accounts were as follows:

6.     INVENTORIES

7.     DEFERRED AND RECOVERABLE TAXES

Recoverable ICMS refers to tax credits arising from the purchase of property items, which are available for offset in 48 months.

Deferred income and social contribution taxes are comprised of:

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)     Tax loss carryforwards of the subsidiary TC will be offset up to a limit of 30% per year of taxable income for the next few years. The subsidiary, based on projections of future results, estimates that its tax loss carryforwards will be fully utilized in five years.

b)     The merged tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders’ equity (Note 29) and is realized as goodwill is amortized, i.e., over a period of ten years. Outside consultants’ studies used in the corporate restructuring process support the tax credit recovery within that period.

c)     Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

CVM Resolution No. 371 of July 2002 establishes cumulative conditions for the recognition of deferred charges arising from temporary differences and tax loss carryforwards, as follows:

  History of profits based on taxable income for at least three of the last five years or presentation of effective actions implemented for future taxable income generation.

  Presentation of projections of future taxable income discounted to present value based on the estimated period of realization, supported by a technical feasibility study, for the realization of the deferred tax asset over a maximum period of ten years.

TC did not report taxable income in the last two prior years, primarily due to the amortization of merged goodwill (Note 29). In 2002, taxable income was R$2,990. According to technical feasibility studies approved by the Board of Directors, the Company expects to recover the balance in up to seven years, as follows:

Recoverable amounts shown above were determined based on projections which are subject to future changes.

CVM Resolution No. 371 also determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiary GT did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.     PREPAID EXPENSES

9.     OTHER ASSETS

10.     INVESTMENTS

a)     Investments in subsidiaries

b)     Number of shares held

c) Information on subsidiaries

d)     Components and changes

Investments of TCP are comprised of interests in the capital of both the subsidiary — TC and the companies controlling GT, as well as goodwill and advances for future capital increases, reserves for investment losses and other investments, as shown below:

Changes in investment balances for 2002 and 2001 are as follows:

The goodwill paid on the acquisition of the interest in the holding companies of GT, in the amount of R$875,828, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

As a result of the operating losses incurred by GT and its negative net assets at December 31, 2002, TCP elected to increase the reserve for loss on its investment, in the amount of R$170,846 (R$278,769 in 2001), based on an independent valuation of the assets of GT. This provision was recorded as an extraordinary charge in the statement of income.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

e)     Capital increase

On December 30, 2002, the Company made a capital contribution in the amount of R$2,310,878 to Global Telecom S.A. and now directly holds an interest of 76.83% in GT, reducing the holding companies’ interest to 23.17%.

f)     Consolidated “pro forma” information

The holding companies and GT became subsidiaries of TCP at the end of the year. However, given the materiality of such investments, the following consolidated “pro forma” statement of income is presented as if they were subsidiaries since the beginning of the year.

11.     PROPERTY, PLANT AND EQUIPMENT

In 2002, financial expenses in the amount of R$10,331 (R$55,685 in 2001) on loans and financing for construction in progress were capitalized.

12.     DEFERRED CHARGES, NET

13.     TRADE ACCOUNTS PAYABLE

14.     TAXES PAYABLE

Of the long-term portion, R$93,580 refers to the “ICMS — Programa Paraná Mais Emprego”, an agreement made with the Paraná State Government for deferral of ICMS payments, on July 21, 2000, with supplementary authorization in November 2000. Among other benefits, this agreement stipulates the due date of ICMS is the 49th month following that in which the ICMS is determined, among other benefits.

15.     LOANS AND FINANCING

Composition of debt

Repayment schedule

The long-term portion of loans and financing matures as follows:

Additional information

  TC has guaranteed a loan obtained by GT from the National Bank for Economic and Social Development (BNDES), the balance of which at December 31, 2002 was R$336,447. As of that date, various loan covenants were not being complied with by the subsidiary GT. Concerning this matter, no adjustment was reflected either by GT or by TCP, since waivers on noncompliance with these covenants have been obtained.

  As of December 31, 2002, the Company and its subsidiaries have exchange contracts in the amounts of US$401,446 and €760,179, to hedge against exchange rate fluctuations on foreign currency obligations. At December 31, 2002, the Company and its subsidiaries recorded accumulated net gains of R$1,670,929 (R$525,894 in 2001) on these hedges, represented by a balance of R$1,754,112 (R$617,483 in 2001) in assets, of which R$15,870 (R$6,633 in 2001) in current and R$1,738,242 (R$610,850 in 2001) in noncurrent, and a balance of R$83,183 in current liabilities.

16.     OTHER LIABILITIES

(a)     In 2000, TC sold call options in the amount of US$300,000 at a strike of R$2.25 to US$1.00 that mature on September 24, 2004 (Note 27). The premium received is being allocated in the statement of income over the life of the contracts, on the accrual basis.

(b)     Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.

(c)     In April 2000, GT launched a customer loyalty program whereby the customer makes calls and earns points redeemable for telephone handsets. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when handsets are redeemed by customers.

17.     RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recorded reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

Tax

The principal tax contingencies of the subsidiaries are described below:

a)     State VAT (ICMS)

On June 19, 1998, the Revenue Secretaries of the individual Brazilian states approved an agreement interpreting existing Brazilian tax law and broadening the application of the ICMS, a State value-added tax, to cover not only telecommunication services but also other services, including cellular activation fees, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

Management of TC believes that the attempt by the State Revenue Secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunication services is unlawful because: (a) the State Secretaries acted beyond the scope of their authority; (b) their interpretation would subject certain services to taxation which are not considered telecommunication services; and (c) new taxes may not be applied retroactively. In addition, the Company believes that Telecomunicações de São Paulo S.A. — TELESP, the legal predecessor of TC, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No accrual for such taxes has been made in the accompanying consolidated financial statements for periods prior to 1998.

There can be no assurance that TC will prevail in its position that the new interpretation by the State Revenue Secretaries is unlawful. If the ICMS tax were applied retroactively to activation fees charged during the past five years, it would give rise to a potential maximum liability estimated at R$187,000.

The amount reserved as of December 31, 2002 was R$81,320 (R$62,279 in 2001).

In the period from August 1999 to December 2001, GT was granted a tax benefit which reduced ICMS payable in the State of Santa Catarina, according to article 7 of the ICMS tax regulations/Santa Catarina. However, article 30 of the regulations provides for the reversal of credits in excess of benefits used. The reserve as of December 31, 2002 was R$4,800 (R$4,500 in 2001).

b)     PIS and COFINS (taxes on revenue)

TC is a party to two lawsuits: the first challenges the increase in the COFINS rate and the second the change in the calculation basis of PIS and COFINS. Amounts for the COFINS rate increase have been totally accrued while the effect of the expansion of the PIS and COFINS calculation basis has not been accrued, based on legal counsel’s opinion as to the chances of success in that litigation.

The amount reserved as of December 31, 2002 was R$20,280 (R$17,871 in 2001).

Labor and civil

Include claims for compensation for moral damages and other employee claims, for which a reserve has been recorded in the amount of R$21,824 as of December 31, 2002 (R$24,840 in 2001) to cover any loss that might result.

18.     LEASES

In 2002, TC had expenses relating to lease agreements totaling R$26,728 (R$20,500 in 2001). The outstanding obligation under such agreements, adjusted by exchange rates prevailing at December 31, 2002, is R$45,776, payable in quarterly installments through June 2004.

19.     SHAREHOLDERS’ EQUITY

a)     Capital

As of December 31, 2002, capital is represented by shares without par value, as follows:

b)     Dividends

The amount representing the mandatory minimum dividend shall be applied to the preferred share priority dividend up to the priority limit; the holders of common shares shall then be paid, up to the same limit as preferred shares; the balance, if any, shall be prorated equally among all shares.

Preferred shares do not have voting rights, except in the circumstances set forth in article 25 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of the subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of the shareholders’ equity by the total number of shares outstanding, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

Due to the lack of profits for the year or retained earnings, TCP will not pay interest on capital and/or dividends this year.

c)     Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

20.     NET OPERATING REVENUE

21.     COST OF SERVICES PROVIDED AND PRODUCTS SOLD

22.     SELLING EXPENSES

23.     GENERAL AND ADMINISTRATIVE EXPENSES

24.      OTHER OPERATING INCOME (EXPENSES)

Company		Consolidated	
	2002	2001	2002	2001
Income:				
Fines	-	-	18,230	14,517
Recovered expenses	3,520	-	4,547	4,366
Expired dividends - subsidiary	5,397	-	5,397	-
Other	6,700	1,765	7,976	6,217
Total	15,617	1,765	36,150	25,100
Expenses:				
Reserve for contingencies	-	-	(30,813)	(37,308)
Consulting - technology and management (Note 30)	-	-	(54,678)	(46,349)
Ceterp Celular S.A. goodwill amortization	-	-	(8,426)	(8,426)
Taxes other than on income	(57)	-	(985)	-
Other	-	-	(11,361)	(659)
Total	(57)	-	(106,263)	(92,742)

25.     FINANCIAL INCOME (EXPENSES)

26.     TAXES ON INCOME

TCP and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes (charged) credited to income consist of the following:

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

As of December 31, 2002, TCP and its subsidiary GT had tax losses of R$3,021,709 and social contribution tax loss carryforwards of R$3,021,864, on which deferred taxes have not been recognized.

27.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a)     Risk considerations

TCP is the controlling shareholder of TC and GT which provide cellular mobile services in the States of São Paulo, Paraná and Santa Catarina, in accordance with the terms of concessions granted by the Federal Government. Both operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities.

The major market risks to which TC and GT are exposed include:

  Credit risk — Arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest rate risk — Resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

  Currency risk — Related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TC and GT have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company’s customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Of TC’s customers, 76.5% use prepaid services that require pre-loading, thus not representing a credit risk to the Company. Delinquent receivables represented 1.6% of gross revenue in 2002 (2.4% in 2001). Of GT’s customers, 78.6% use prepaid services; delinquent receivables represented 1.7% of gross revenue in 2002 (6.5% in 2001).

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and making inquiries of credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products which is integrated with the distribution module of TC’s ERP system for consistent transactions. In 2002, delinquent receivables in the distribution network represented only 0.4% (1% in 2001) and 0.2% (0.07% in 2001) of handset sales for TC and GT, respectively.

Interest rate risk

The Company is exposed to interest rate risk, especially interest associated with the cost of CDI rates, due to its derivative transactions and short-term borrowings in Brazilian reais. As of December 31, 2002, these operations amounted to R$2,280,880.

The Company is also exposed to fluctuations in TJLP and UMBND (local indices) on financing from BNDES. As of December 31, 2002, these operations amounted to R$700,100.

Foreign currency-denominated loans are also exposed to interest rate risk associated with foreign loans. As of December 31, 2002, these operations amounted to US$200,000 and €460,620.

The Company has not entered into derivative operations to hedge against these risks.

Currency risk

TC and GT utilize financial derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of December 31, 2002 is shown in the table below:

A portion of the net excess in euro derivative positions is being utilized to mitigate exposure in dollars since TCP believes that there is no significant difference in the short term between the dollar/euro parity; therefore this coverage is considered as an effective hedge on the dollar/real exposure.

The Company is studying the allocation of the excess to hedge purchases of equipment and handsets indexed to dollar and other foreign currency commitments, as well as the advance liquidation of such contracts.

b)     Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

The positions of the Company’s and its subsidiaries’ derivative instruments are summarized as follows (amounts in thousands):

TCP’s management believes that unrealized losses on derivative operations, resulting from the accrual method of accounting, reflect the interest rate differences between local and foreign currency and that, over time, such differences will be offset against long-term financing costs.

The principal differences refer to temporary differences in the recognition of exchange gains on the principal in dollars of the long-term forward contracts, translated at the rate on the balance sheet date. These contracts pay variable premiums between 35% and 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

c)     Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated market values of the Company’s financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

28.     POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiary TC, together with other companies of the former Telebrás System, sponsor private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social — SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor (PBS-Telesp Celular) and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000 (PBS-A), thus resulting in a proposal for the restructuring of Sistel’s bylaws and regulations which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

Due to the end of solidarity in December 1999, TCP and its subsidiary TC individually sponsor a defined benefit plan — PBS-Telesp Celular which covers 8 employees of the Company. In addition to the supplementary pension benefit, a multiemployer health care plan (PAMA) is provided to retired employees and their dependents, at shared costs.

Contributions to the PBS-Telesp Celular Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS-Telesp Celular Plan and 1.5% for the PAMA Plan.

For 51% of the employees of TCP and TC, there is an individual defined contribution plan — the TCP Prev Plan, established by Sistel in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsors, which are credited to participants’ individual accounts. TC is also responsible for the administrative and plan maintenance expenses, including risks of death and disability of participants. The employees participating in the defined benefit plan (PBS-Telesp Celular) were granted the option of migrating to the TCP Prev Plan. This option was extended to employees who did not participate in the PBS-Telesp Celular Plan, as well as to all new hires. The Company’s contributions to TCP Prev are similar to those of the participants, varying from 1% to 8% of the contribution salary, according to the percentage opted for by the participant.

In 2002, TCP and TC contributed the amount of R$18 (R$34 in 2001) to PBS-Telesp Celular and R$2,496 (R$2,313 in 2001) to TCP Prev.

TCP elected to recognize actuarial liabilities as provided in CVM Instruction No. 371 of December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. As of December 31, 2001, the total liability recognized amounted to R$1,306.

The following is the accrual for retired employees’ defined benefit and health care plans as of December 31, 2002 and other information required by CVM Instruction No. 371 applicable to such plans:

a)     Reconciliation between assets and liabilities

b)     Total expense recognized in the statement of income

c)     Change in net actuarial liability

d)     Change in actuarial liability

e)     Change in plan assets

f)     Expenses estimated for 2003

g)     Actuarial assumptions

The foregoing rates (percentages) are annual, unless otherwise indicated.

29.     CORPORATE RESTRUCTURING

On January 14, 2000, the corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to its subsidiaries.

The accounting records maintained for corporate and tax purposes include the Companies’ specific accounts related to merged goodwill, the related reserve, and the respective amortization, reversal and tax credit. As of December 31, 2002, balances are as follows:

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount of R$728,742 as of December 31, 2002 (R$837,295 as of December 31, 2001), which, in essence, represents the merged tax credit balance, was classified in the balance sheet as a noncurrent asset under deferred taxes (Note 7).

The merged tax credit will be capitalized in proportion to its effective realization. As of December 31, 2002, the Company had capitalized R$96,958 and the amount of R$122,846 was pending approval by the Board of Directors. In addition, R$85,660 and R$30,838 were recorded as tax credits on tax losses and social contribution tax loss carryforwards, respectively, since they did not generate the respective tax benefit.

30.     RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a)     Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same group: Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. These transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by Anatel. Also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company’s network.

b)     Corporate management advisory - Represents Company payables in connection with corporate management advisory services provided by PT SGPS.

c)     Loans and financing - Represents intercompany loans with the Portugal Telecom Group.

The commercial conditions of these services are based on the usual market practices applied to the Companies’ other contracts.

A summary of balances and transactions with unconsolidated related parties is as follows:

31.     INSURANCE

The Company monitors the risks inherent in its activities. Accordingly, as of December 31, 2002, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

32.     SUBSEQUENT EVENTS

a)     Issuance of promissory notes

On January 14, 2003, Telesp Celular Participações S.A. announced the beginning of the procedures for placement of Promissory Notes in the amount of R$700 million in the domestic market, with maturity of 180 days from the issuance date, remunerated based on the terms to be established in the bookbuilding process, at the percentage of CDI that best reflects the market situation at the time.

Funds obtained will be used to settle short-term debt resulting from the recent acquisition of the ownership control of Global Telecom S.A. and restructuring of existing liabilities.

b)     Acquisition of ownership control of Tele Centro Oeste

On January 15, 2003, the controlling shareholder Brasilcel N.V. executed, on behalf of Telesp Celular Participações S.A., a purchase and sale contract with Fixel S.A. for the acquisition of 61.10% common shares (20.37% of total capital) of Tele Centro Oeste Participações S.A. — TCO.

This acquisition depends on approval by ANATEL and will be subject to review by the Administrative Council for Economic Rights (CADE), the antitrust body of the Federal Government.

The tentatively agreed price is R$1,408 million, a portion of which will be paid upon transfer of the shares and the remainder will be paid in installments. This price is subject to adjustments arising from legal, accounting and financial audits of TCO and its subsidiaries.

After conclusion of the acquisition under applicable legislation, and as soon as registration with CVM is obtained, TCP will make a public offer for acquisition of the remaining common shares held by minority shareholders for an amount equivalent to 80% of the amount paid for each common share representing the ownership control.

After the acquisition and public offer are concluded, TCP will make an exchange of TCO shares. The exchange ratio offered will be 1.27 shares of TCP for each share of TCO; in the U.S. market, under the American Depositary Receipts (ADRs) program, the exchange ratio will be 1.524 ADRs of TCP for each ADR of TCO. This ratio may be subject to adjustments arising from the audits to be conducted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 07, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.